SUB-ITEM 77C SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     o Written Consent of Sole Shareholder with respect to organizational matters of Nvest Companies Trust I dated August 31, 2000. Each of the following matters were approved by the 49,969.60 shares then issued and outstanding, no shares voted against or abstained.
          o    Approval  of the  Declaration  of Trust
          o    Approval  of fixing the number of  Trustees at nine
          o Election of Trustees to hold office until their respective successors have been duly elected and qualified or until their earlier resignation or removal. Trustees elected: Graham T. Allison, Daniel M. Cain, Kenneth J. Cowan, Richard Darman, John
               T.  Hailer,  Sandra O.  Moose,  John A. Shane and Peter S. Voss
          o Approval of an Advisory Agreement between the Fund and AEW Management and Advisors, L.P.
          o Approval of a new Advisory Agreement between the Fund and AEW Management and Advisors, L.P. to take effect upon the change of control of AEW Management and Advisors, L.P. resulting from the acquisition of Nvest Companies, L.P. by CDC Asset Management
          o Approval of the Distribution Agreement between the Fund and Nvest Funds Distributor, L.P.
          o Approval of the investment objective and fundamental investment policies
          o Ratification of the selection of PricewaterhouseCoopers LLP as independent public accountant

     o Written Consent of Sole Shareholder with respect to establishing Class A, Class B and Class C of Nvest AEW Real Estate Fund dated December 29, 2000. Each of the following matters was approved by the 1.418 shares then issued and outstanding of each respective class; no shares voted against or abstained.
          o    Class A - Approval  of the  Service  Plan
          o    Class B - Approval of the Service and Distribution Plan
          o    Class C - Approval of the Service and Distribution Plan